Financial Statements

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)

Three months ended March 31, 2009 and 2008 (unaudited)

(Expressed in Canadian dollars)

FRONTEER DEVELOPMENT GROUP INC.
INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FIRST QUARTER ENDED MARCH 31, 2009

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3 (3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by, and are the responsibility of, the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an auditor.

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Consolidated Balance Sheets
(Expressed in Canadian dollars - unaudited)

	March 31,	December 31,
	2009	2008

Assets
Current assets:
Cash and cash equivalents	$26,499,826	$30,941,783
Short-term deposits	141,027,018	50,093,493
Accounts receivable and other	3,295,502	995,880
Due from related party	-	166,610
	170,822,346	82,197,766
Prepaid acquistion costs (Note 5)	-	724,590
Equipment	3,150,524	1,555,994
Long term investments	70,000	-
Reclamation deposits	3,175,125	3,175,125
Exploration properties and deferred exploration
expenditures (Note 6)	322,235,055	227,664,887
Equity investments in Turkish Properties (Note 7)	13,343,008	13,255,365
Equity investment in Aurora Energy Resources Inc. (Note 5)	-	74,945,577
	$512,796,058	$403,519,304
Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$2,557,370	$3,420,398
Asset retirement obligations	353,459	357,094
	2,910,829	3,777,492
Due to joint venture partners	122,441	122,441
Asset retirement obligations	1,080,082	1,068,433
Future income taxes	68,351,775	60,016,336
Shareholders' Equity
Share capital (Note 8)	408,530,419	321,201,217
Shares to be issued (Note 5)	13,939,317	-
Contributed surplus	29,691,106	23,730,849
Accumulated other comprehensive income	19,150	-
Accumulated deficit	(11,849,061)	(6,397,464)
	440,330,931	338,534,602
	$512,796,058	$403,519,304

Nature of operations (Note 1)
Commitments (Note 9)
Subsequent events (Note 12)

The accompanying notes form an integral part of these consolidated financial statements

Approved by the Board of Directors:

"Jo Mark Zurel"	"George Bell"
Director	Director

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Consolidated Statements of Operations
(Expressed in Canadian dollars - unaudited)

	Three months ended March 31,
	2009	2008

Operating expenses:
Stock-based compensation	$2,429,643	$4,063,294
Wages and benefits	1,228,261	665,634
Professional fees	581,899	377,114
Property investigation	512,502	623,905
Office and general	510,317	269,908
Investor relations, promotion and advertising	321,431	145,350
Listing and filing fees	151,076	173,721
Amortization	133,391	54,091
Loss on disposal of capital assets	83,474	8,926
Reclamation accretion	14,990	12,583
Write-down of exploration properties and deferred exploration
expenditures	-	320,457

Loss from operations	5,966,984	6,714,983

Other income (expenses):
Interest income	793,839	936,803
Other income	22,047	-
Equity income from Turkish Properties	6,647	-
Gain on sale of marketable securities and investment	-	1,768,235
Dilution gain	-	26,765
Change in fair value of financial instruments	-	(171,421)
Equity in loss of Aurora Energy Resources Inc.	(903,645)	(405,547)
Foreign exchange loss	(1,251,957)	(1,621,422)

	(1,333,069)	533,413

Loss before income taxes and discontinued operations	(7,300,053)	(6,181,570)

Current income tax expense	-	-
Future income tax (recovery) expense	(1,848,456)	41,842

	(1,848,456)	41,842

Net loss for the period	$(5,451,597)	$(6,223,412)

Loss per common share, basic and diluted	$(0.06)	$(0.07)

Weighted average number of common shares outstanding
Basic and Diluted	93,264,157	83,186,606

The accompanying notes form an integral part of these consolidated financial statements

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Consolidated Statement of Cash Flows
(Expressed in Canadian dollars - unaudited)

	Three months ended March 31,
	2009	2008

Cash provided (used for):
Operating activities:
Loss for the period	$(5,451,597)	$(6,223,412)
Items not affecting cash:
Stock-based compensation	2,429,643	4,063,294
Amortization	133,391	54,091
Reclamation accretion	14,990	12,583
Loss on disposal of capital assets	83,474	8,926
Write-down of exploration properties and deferred
exploration expenditures	-	320,457
Equity income from Turkish properties	(6,647)	-
Gain on sale of marketable securities	-	(1,768,235)
Dilution gain	-	(26,765)
Change in fair value of financial instruments	-	171,421
Equity in loss of Aurora Energy Resources Inc.	903,645	405,547
Foreign exchange loss	1,251,957	1,621,422
Future income taxes	(1,848,456)	41,842
Changes in non-cash working capital:
Accounts receivable and other	(358,110)	79,958
Accounts payable and accrued liabilities	(3,000,841)	(865,219)
Amounts due from related parties	84,733	(377,410)

Cash used in operating activities	(5,763,818)	(2,481,500)

Financing activities:
Cash received on exercise of options	44,200	97,800
Share issue costs	(190,046)	-

Cash (used in) provided by financing activities	(145,846)	97,800

Investing activities:
Change in accounts receivable and other	(138,266)	41,684
Change in accounts payable and accrued liabilities	(1,158,626)	(414,193)
Cash acquired in acquisition of Aurora	2,215,495	-
Proceeds from sale of equipment	-	165,500
Proceeds from short-term deposits	2,257,961	-
Due to joint venture partners	-	(564,377)
Purchase of equipment	(206,245)	(198,828)
Reclamation bonds	-	(697,208)
Recovery of deferred exploration expenditures	876,590	-
Proceeds from sale of investments	-	5,295,450
Investment in Turkish Properties	(17,671)	(182,373)
Interest in exploration properties and deferred exploration
expenditures	(2,303,855)	(1,510,913)

Cash provided by investing activities	1,525,383	1,934,742

Effect of exchange rate difference on cash	(57,676)	(67,257)

Decrease in cash	(4,441,957)	(516,216)

Cash and cash equivalents, beginning of period	30,941,783	99,039,334

Cash and cash equivalents, end of period	$26,499,826	$98,523,118

Non-cash investing and financing activities:
Common stock issued upon acquisition of Aurora	$87,389,259	-
Fair value of options issued upon acquisition of Aurora	$3,022,615	-

The accompanying notes form an integral part of these consolidated financial statements

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Consolidated Statement of Shareholders' Equity
(Expressed in Canadian dollars - unaudited)

	Common Shares				Accumulated Other
					Comprehensive	Accumulated	Total Shareholders'
	Shares	Amount	Shares to be issued	Contributed Surplus	Income	Deficit	Equity
	#	$	$	$	$	$	$

Balance as at December 31, 2008	83,551,050	321,201,217	-	23,730,849	-	(6,397,464)	338,534,602

Shares issued in Aurora acquisition (note 5)	30,134,229	87,389,259	-		-	-	87,389,259
Shares to be issued in Aurora acquisition (note 5)	-	-	13,939,317	-	-	-	13,939,317
Share issue costs	-	(190,046)	-	-		-	(190,046)
Recognition of future income tax effect of share issue costs	-	57,014	-	-	-	-	57,014
Exercise of stock options	41,000	72,975	-	(28,775)	-	-	44,200
Stock-based compensation	-	-	-	5,989,032	-	-	5,989,032
Other comprehensive income	-	-	-	-	19,150	-	19,150
Net loss for the period	-	-	-	-	-	(5,451,597)	(5,451,597)

Balance as at March 31, 2009	113,726,279	408,530,419	13,939,317	29,691,106	19,150	(11,849,061)	440,330,931

Consolidated Statement of Comprehensive Loss
(Expressed in Canadian dollars - unaudited)

	Three months ended March 31,
	2009	2008

Net loss for the period	$(5,451,597)	$(6,223,412)
Other comprehensive items:
Unrealized gain (loss) on long-term investment	19,150	(3,020,253)
Reclassification of gain on disposal of investment included in net loss, net of taxes	-	(1,768,235)

Total comprehensive loss	$(5,432,447)	$(11,011,900)

The accompanying notes form an integral part of these consolidated financial statements

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)

For the three months ended March 31, 2009 and 2008 (unaudited)

1.	NATURE OF OPERATIONS

Fronteer Development Group Inc. (the “Company” or “Fronteer”) has international operations focused on the acquisition, exploration and development of mineral resource properties. The Company has not yet determined whether these properties contain resources that are economically recoverable. The recoverability of the carrying values of exploration properties and deferred exploration expenditures is dependent upon the delineation of economic reserves, the preservation of the Company’s interest in the underlying mineral claims, the ability of the Company to obtain financing necessary to complete development of the properties and their future profitable production or, alternatively, upon the Company’s ability to dispose of its interests on an advantageous basis (see Notes 6 and 7).

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These unaudited interim consolidated financial statements follow the same accounting policies as our most recent audited consolidated financial statements, except as noted below. They do not contain all the information required for annual financial statements and should be read in conjunction with the annual consolidated financial statements. In the opinion of management, all of the adjustments necessary to fairly present the interim consolidated financial statements set forth herein have been made.

Goodwill and Intangible Assets

In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, replacing Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs. The new pronouncement establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to it initial recognition an of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. This section is effective January 1, 2009 and the new standard does not have a significant effect on the Company’s consolidated financial statements.

3.	CAPITAL DISCLOSURES

The Company considers the items included in the consolidated statement of shareholder’s equity as capital. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)

For the three months ended March 31, 2009 and 2008 (unaudited)

4.	FINANCIAL INSTRUMENT RISK EXPOSURE AND RISK MANAGEMENT

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Company’s Board of Directors approves and monitors the risk management processes, inclusive of documented treasury policies, and controlling and reporting structures. The types of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

The Company’s credit risk is primarily attributable to its liquid financial assets. The Company limits exposure to credit risk and liquid financial assets through maintaining the majority of its cash and cash equivalents, short-term deposits with Canadian Chartered Banks and its reclamation deposits with A+ or higher rated US financial institutions. The Company does not have financial assets that are invested in asset based commercial paper.

Liquidity Risk

The Company manages its capital in order to meet short term business requirements, after taking into account cash flows from operations, expected capital expenditures and the Company’s holdings of cash and cash equivalents. The Company believes that these sources will be sufficient to cover the likely short term requirements. In the long term, the Company may have to issue additional shares to ensure there is sufficient capital to meet long term objectives. The Company’s cash and equivalents are invested in business bank accounts and are available on demand for the Company’s programs, and are not invested in any asset backed deposits/investments. All financial liabilities are payable within a 90 day period and are to be funded from cash on hand.

Market Risk

The significant market risks to which the Company is exposed are foreign exchange risk, interest rate risk and commodity price risk. These are further discussed below:

Foreign Exchange Risk

The results of the Company’s operations are exposed to currency fluctuations. The operating results and financial position of the Company are reported in Canadian dollars in the Company’s consolidated financial statements. The fluctuation of the US dollar and other currencies in relation to the Canadian dollar will consequently have an impact upon the financial results of the Company and may also affect the value of the Company’s assets, liabilities and shareholders’ equity. The Company has not entered into any derivative contracts to manage foreign exchange risk at this time.

Financial instruments that impact the Company’s net loss or other comprehensive loss due to currency fluctuations include: US dollar denominated cash, accounts receivable and accounts payable. The sensitivity of the Company’s net loss and other comprehensive loss due to changes in the exchange rate between the US dollar and the Canadian dollar, based on US dollar denominated financial instruments outstanding at March 31, 2009, is summarized in the table below:

	As at March 31, 2009
	10% increase in USD	10% decrease in USD
(Increase) decrease in net loss and comprehensive loss	$288,777	$(262,525)

Interest Rate Risk

The Company is exposed to interest rate risk on its outstanding short term investments. The Company’s policy is to

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)

For the three months ended March 31, 2009 and 2008 (unaudited)

4.	FINANCIAL INSTRUMENT RISK EXPOSURE AND RISK MANAGEMENT (continued)

invest cash at floating interest rates and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. The Company monitors this exposure and does not enter into any derivative contracts to manage this risk.

Our interest rate risk mainly arises from the interest rate impact on our cash and cash equivalents and short term deposits. Cash and cash equivalents receive interest based on market interest rates. Based on cash and cash equivalents and short-term deposits outstanding at March 31, 2009, with other variables unchanged, a 1% change in the interest rate would decrease (increase) our net loss by $509,526, based on cash and cash equivalents and short term deposits held on that date. There would be no significant effect on other comprehensive income.

The Company’s financial liabilities are not exposed to interest rate risk.

Commodity Price Risk

The value of the Company’s mineral resource properties and equity investments are related to the price of gold, uranium, copper and other minerals and the outlook for these minerals. The Company does not have any hedging or other commodity based risks respecting its operations.

Gold, uranium, copper and other mineral prices historically have fluctuated widely and are affected by numerous factors outside of the Company’s control, including, but not limited to, industrial demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to gold.

Fair Value Estimation

The carrying value of the Company’s financial assets and liabilities equals their estimated fair value.

The fair value of the asset retirement obligations are determined when they are incurred by discounting the value of the estimated future reclamation and property closure costs using a risk-free discount rate.

5.	ACQUISITION OF AURORA ENERGY RESOURCES INC.

Aurora Energy Resources Inc.

On March 2, 2009, the Company’s offer to acquire all of the outstanding common shares of Aurora Energy Resources Inc. (“Aurora”) that it does not already own on the basis of 0.825 of a Fronteer common share for each Aurora share expired and the Company agreed to take up 36,526,336 Aurora common shares tendered. As a result at March 31, 2009, Fronteer owns 67,473,672 common shares of Aurora, representing approximately 92.1% of the issued and outstanding common shares. The Company acquired the remaining outstanding common shares of Aurora on April 21, 2009 which gave the Company 100%.

At December 31, 2008, the Company had owned 42.2% of the outstanding common shares of Aurora. As a result of its equity ownership in Aurora the Company had followed the equity method of accounting for its investment in Aurora up to March 2, 2009. From March 3, 2009 onwards the Company has consolidated the results of operations of Aurora.

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)

For the three months ended March 31, 2009 and 2008 (unaudited)

5.	ACQUISITION OF AURORA ENERGY RESOURCES INC. (continued)

The value of the issuance of Fronteer common shares was calculated based on the closing price of Fronteer common shares on the date Fronteer acquired effective control of the outstanding common shares of Aurora, March 2, 2009. The following weighted-average assumptions were used for the Black-Scholes option pricing model for the valuation of the stock options:

Risk-free interest rate	1.64%
Expected volatility	83.85%
Expected life	2.66 years
Dividend rate	0.00%

The transaction was accounted for as an asset acquisition and the cost of each item of property, plant and equipment acquired as part of the group of assets acquired was determined by allocating the price paid for the group of assets to each item based on its fair value at the time of acquisition. The summarized results of the preliminary allocation are indicated in the table below:

Purchase price:
30,134,229 common shares of Fronteer	$87,389,259
Shares to be issued	13,939,317
Options exercisable into shares of Fronteer	3,022,615
Acquisition costs	2,138,598
$106,489,789
Existing value of equity investment in Aurora	74,041,932
$180,531,721

Net assets acquired:
Current assets	$98,503,441
Other assets	1,800,273
Exploration properties and deferred exploration expenditures	92,510,513
Other liabilities	(3,378,318)
Future income tax liability	(8,904,188)
$180,531,721

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)

For the three months ended March 31, 2009 and 2008 (unaudited)

6.	EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES

	Total			Total
	December 31,			March 31,
	2008	Additions	Recoveries	2009
	$	$	$	$
USA
(Note 6(a))
Northumberland	76,302,204	631,237	-	76,933,441
Long Canyon	7,473,883	1,370,771	(876,590)	7,968,064
Eastern Great Basin	54,870,581	90,564	-	54,961,145
Sandman	22,239,046	66,801	-	22,305,847
Zaca	45,838,005	3,350	-	45,841,355
Carlin –Cortez	2,965,568	14,945	-	2,980,513
Other	16,611,675	6,097	-	16,617,772
	226,300,962	2,183,765	(876,590)	227,608,137

LABRADOR, CANADA
(Note 6(b))
Michelin Main	-	49,199,514	-	49,199,514
Jacques Lake	-	13,788,873	-	13,788,873
CMB	-	20,643,376	-	20,643,376
Other	-	9,613,830	-	9,613,830
	-	93,245,593	-	93,245,593

TURKEY
(Note 6(c))
Pirentepe	1,085,277	688	-	1,085,965
Aydin	37,060	6,236	-	43,296
TV Tower	36,198	-	-	36,198
Isper	158,213	1,945	-	160,158
Aktarma	47,163	6,546	-	53,709
Yuntdag	-	1,999	-	1,999
	1,363,911	17,414	-	1,381,325

OTHER PROPERTIES	14	(14)	-	-
	227,664,887	95,446,758	(876,590)	322,235,055

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)

For the three months ended March 31, 2009 and 2008 (unaudited)

6.	EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (continued)

	USA	Labrador	Turkey	Other	Total
	$	$	$	$	$
December 31, 2008	226,300,962	-	1,363,911	14	227,664,887

Acquisition of Aurora (Note 5)	-	92,510,513	-	-	92,510,513

2009 expenditures:
Acquisition costs	31,795	-	-	-	31,795
Assaying & geochemical	134,824	3,047	-	-	137,871
Camp & field costs	15,252	41,504	5,331	-	62,087
Claim maintenance and
advance royalty fees	321,766	47,125	-	-	368,891
Drilling	130,453	-	-	-	130,453
Environmental	31,086	198,101	-	-	229,187
Geophysics	1,682	-	-	-	1,682
Transportation	76,776	44,551	-	-	121,327
Wages, consulting and
management fees	1,027,298	193,414	6,877	-	1,227,589
Other	412,833	207,338	5,206	(14)	625,363
	2,183,765	735,080	17,414	(14)	2,936,245
Recoveries	(876,590)	-	-	-	(876,590)

March 31, 2009	227,608,137	93,245,593	1,381,325	-	322,235,055

(a)	USA

The Northumberland Project

The Northumberland deposit is located in northern Nye County in central Nevada, and is owned 100% by the Company.

A small portion of the claims at Northumberland are covered by a June 1991 lease agreement between the Company and a private party as lessor, with a term that extends as long as the Company pays annual advance royalties of $20,000 to the lessor. These payments are credited against a mineral production royalty of 4% of Net Smelter Royalty (“NSR”) from minerals produced from the claims.

In addition, a small portion of the area on which the Northumberland Project deposits are currently located is subject to an NSR royalty of 1% payable to third party lessors.

Long Canyon Project

The Long Canyon Property is located in northeastern Nevada.

In 2006, the Company entered into a joint venture agreement for the Long Canyon Project with AuEx Ventures (“AuEx”) whereby the two parties combined their land positions in the Long Canyon area. The Company was obligated to spend $5 million of exploration expenditures within a five year period (completed September 2008) to maintain a 51% interest in the project. The Company chose not to solely fund the project through feasibility, thereby electing not to earn a further 14% interest in the project as the burden of solely funding the project through feasibility was considered unreasonable.

Both the Company and AuEx reserve a 3% NSR on the claims they each contributed to the venture.

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)

For the three months ended March 31, 2009 and 2008 (unaudited)

6.	EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (continued)

Other Eastern Great Basin Properties - KB, Tug, Gollaher Mountain and Loomis Mountain

The EGB Properties are located in northeastern Nevada and northwestern Utah. The EGB Properties consist of fee lands on which the Company owns between 25% and 100% of the mineral interest, unpatented mining claims, state mineral leases and leased fee lands. The most advanced of the Eastern Great Basin Properties, are the Tug and KB projects.

A portion of the fee lands in the EGB Projects are covered by an August 2001 mining lease with a third party lessor who owns a 61.76% interest in the mineral estate. That mining lease has a term running through August of 2021 and so long thereafter as the Company is engaged in exploration, development, mining or processing operations on the lands covered by the lease. The lease requires the payment of an annual advance royalty of US$15,000 to the lessor. The TUG/KB and other claims in the EGB are subject to royalties ranging from 0.625% - 5%.

Subsequent to quarter end, the Company granted an option for a period of three years to Enexco International Inc. ("EIC") to acquire up to a 51% interest in certain of the Company's Loomis Mountain claims. To earn a 51% interest, EIC must incur a minimum of 11,000 metres of drilling and spend an additional US$300,000 on exploring the claims. If after formation of a joint venture, either parties interest dilutes to below 10%, their interest will be converted to a 2% NSR.

Sandman Project

The Sandman Project which is owned 100% by the Company consists of various lode mining claims fee lands, which were subleased from Newmont beginning in September 1997.

Under a sublease from Newmont, the Company was required to pay annual advance royalty payments of approximately, $67,200 from 2008 through 2012, and $134,400 starting in 2013. The Newmont sublease has a primary term of ten years, and may be extended for an additional ten years by payment of annual advance royalties. Commercial production is required to extend the term of the Newmont sublease beyond 2017. Under a separate lease for the Ten Mile project, the Company was required to make annual lease payments of $24,000 reducing to $20,000 in 2009 through 2014. These lease payments will now be paid by Newmont. Sandman is also subject to NSR’s on various of its mineral claims ranging from 1% to 6%.

In June 2008 the Company and Newmont signed a two phase option and joint venture agreement whereby Newmont may earn an initial 51% interest in Sandman within 36 months by spending a minimum US$14,000,000 on exploration, making a production decision supported by a bankable feasibility study, reporting reserves, making a commitment to fund and construct a mine, advancing the necessary permits, and contributing adjacent mineral interest to the joint venture. As part of phase two, Newmont may earn an additional 9% interest in Sandman by spending a further US$9,000,000 on development.

Provided that Newmont completes its phase two earn-in requirements, Newmont is entitled to recover US $3,750,000 from 90% of the Company's share of production, less production costs, until that amount is recovered in full. The Company can also elect to have Newmont arrange financing for its 40% share of ongoing development costs. Newmont must obtain repayment of the amount advanced, plus interest, solely from up to 80% of the Company's share of production, less production costs. The Company retains a 2% NSR royalty on production of the first 310,000 ounces at Sandman.

Zaca Project

The Zaca Project, owned 100% by the Company is located in Alpine County, California. The Company holds the Zaca Project as the assignee of a lease agreement.

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)

For the three months ended March 31, 2009 and 2008 (unaudited)

6.	EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (continued)

The United States Forest Service (“USFS”) is conducting a Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (“CERCLA”) “non-time critical removal (remediation) action” at the Zaca Project property under its Interdepartmental Abandoned Mine Lands Watershed Cleanup Initiative for an estimated cost of between $1.5 million to $2.0 million. The focus of the cleanup efforts is on relatively low-volume acid mine drainage from historic mine tunnels and tailings on land at the Zaca Project. The cleanup efforts are being administered by the USFS. The USFS has not sought contribution from the Company for the cleanup and the Company does not believe it will do so. However, the Company cannot rule out the possibility that the Company may be claimed to be liable to contribute to the USFS's remediation or other CERCLA response costs at some time in the future. To date, no liability has been recorded in the Company’s financial statements.

There is a 5% NSR royalty payable on certain of the Zaca claims.

Cortez Trends Project

The Carlin-Cortez Trends properties encompass a land position located in Humboldt, Eureka, Elko and Lander Counties in north central Nevada, primarily to the north of the towns of Carlin and Battle Mountain. The land position at the Carlin- Cortez Trends Project consists principally of the Company’s privately owned property, on the majority of which it owns 100% of the mineral rights.

A portion of the unpatented claims comprising the Carlin-Cortez Trends Project, are subject to a 0.5% NSR royalty, and a smaller portion are subject to an additional sliding-scale NSR royalty ranging from 4% (when the price of gold is less than $700 per ounce) to 7.75% (when the price of gold is greater than $1,000 per ounce).

(b)	Labrador, Canada

The Labrador Properties consist of a series of uranium deposits and occurrences, located in the Central Mineral Belt of central Labrador, Canada, and are owned 100% by Aurora, a wholly owned subsidiary of the Company. The Properties are subject to a 2% NSR owing to an independent third party. In March 2009, the Company acquired control of Aurora and in April 2009, the Company completed the acquisition of 100% of the issued and outstanding shares of Aurora (see Note 5).

(c)	Turkey

On April 27, 2004, May 6, 2004 and October 19, 2004, the Company signed Memoranda of Understanding (“MOUs”) with Teck Cominco Arama ve Madencilik Sanayi Ticaret (“TCAM”) to acquire a 100% interest in three epithermal gold properties, the Agi Dagi, the Kirazli and the Biga Properties, respectively.

Biga Properties

On November 30, 2006, the Company received notice from TCAM that it was exercising its option to earn-back 60% of newly designated properties governed by the Biga Properties MOU, called Pirentepe, TV Tower and Dedidagi. As a result of this election, the Company was deemed to have earned a 100% interest in each of these properties.

See Note 7 – Investment in Turkish Properties for a discussion of the Agi Dagi, Kirazli and Halilaga properties.

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)

For the three months ended March 31, 2009 and 2008 (unaudited)

7.	EQUITY INVESTMENTS IN TURKISH PROPERTIES

Agi Dagi, Kirazli and Halilaga Properties

The Company owns 40% of each of the Agi Dagi, Kirazli and Halilaga projects through a 40% ownership stake in three companies, controlled by TCAM. Should Kirazli and Agi Dagi go into production, the Company must pay TCAM a production bonus of US$10 per ounce of gold from the originally defined resource areas at each property, subject to a maximum of 600,000 ounces of gold on Agi Dagi and 250,000 ounces of gold at Kirazli. Agi Dagi is also subject to a 2% NSR owing to an arm’s length third party. A fourth company, also owned 40% by the Company, holds other minor mineral interests in northwestern Turkey. The remaining 60% of this company is also owned by TCAM. The Company accounts for these investments as equity investments.

Under the equity method of accounting , the Company’s percentage interest in the net assets and results of operations of the projects are presented in a single line on the balance sheet as “Investment in Turkish Properties” and in the statement of operations as “Equity income from Turkish Properties”, respectively. Effective July 25, 2007, for the Kirazli project and August 15, 2007, for the Agi Dagi and Halilaga projects (the dates where the ownership percentages were determined), the Company has transferred the expenditures it has incurred from “Exploration properties and deferred exploration expenditures” to “Investment in Turkish Properties”. Also any costs incurred subsequent to the effective earn- back dates on Agi Dagi, Kirazli and Halilaga have been included in “Investment in Turkish Properties.”

TCAM may elect to earn an additional 10% interest in Halilaga by completing a final feasibility study by 2013, and arranging project financing. TCAM has been granted an extension to December 31, 2009, on its election whether to earn an additional 10% interest in the copper-gold property, in exchange for TCAM solely funding an exploration program at Halilaga in 2009. In 2008, TCAM was prohibited from drilling the main Kestane zone at Halilaga because of permitting delays and was therefore unable to meet its expenditure commitment for 2008.

8.	SHARE CAPITAL

The authorized share capital of the Company consists of an unlimited number of common shares with no par value.

Stock Option Plans:

Employee Stock Option Plan

The Company maintains a stock option plan (the “Plan”), approved by the shareholders on May 2, 2007, whereby the Board of Directors may, from time to time, grant to employees, officers and directors of, or consultants to the Company options to acquire common shares in such numbers and for such terms as may be determined by the Board, in an amount up to 10% of the total number of common shares issued and outstanding from time to time. The options are non- assignable and may be granted for a term not exceeding 10 years. The exercise price of the options is fixed by the Board at the time of grant in accordance with the terms of the Plan.

Stock option transactions and the number of stock options outstanding are summarized as follows:

		Weighted Average
	Shares	Exercise Price
Balance, December 31, 2008	5,721,900	$7.17
Options granted	2,360,000	3.09
Options exercised	(41,000)	1.08
Options expired	(20,000)	10.30
Balance, March 31, 2009	8,020,900	$5.99

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)

For the three months ended March 31, 2009 and 2008 (unaudited)

8.	SHARE CAPITAL (continued)

Options exercisable at March 31, 2009 totaled 5,963,816 (December 31, 2008 – 4,534,191).

At March 31, 2009, the Company had incentive stock options issued to directors, officers, employees and key consultants to the Company outstanding as follows:

	Number of	Weighted	Weighted	Number of	Weighted average
	options	average	average	options	exercise
	outstanding	remaining	exercise	exercisable	price of options
Range of prices		contractual life	price		exercisable
		(in years)	$		$
$1.00 to $1.99	1,105,000	0.51	1.27	1,105,000	1.27
$2.00 to $2.99	430,000	1.86	2.38	407,500	2.30
$3.00 to $3.99	2,330,000	9.91	3.09	1,070,000	3.09
$4.00 to $4.99	160,000	2.00	4.51	160,000	4.51
$5.00 to $5.99	150,000	4.04	5.05	41,667	5.05
$6.00 to $6.99	728,400	2.11	6.50	728,400	6.50
$8.00 to $8.99	1,517,500	8.52	8.07	1,031,250	8.07
$9.00 to $9.99	140,000	3.52	9.50	93,333	9.50
$10.00 to $10.99	515,000	3.16	10.23	418,333	10.21
$11.00 to $11.99	60,000	3.66	11.10	40,000	11.10
$14.00 to $14.99	835,000	2.92	14.24	835,000	14.24
$16.00 to $16.99	50,000	3.05	16.09	33,333	16.09
	8,020,900	5.58	5.99	5,963,816	6.31

Acquisition Stock Option Plan – NewWest Gold Corporation:

In August 2007, the Company’s Board of Directors approved an acquisition stock option plan, whereby such plan was used to grant replacement options to the former holders of NWG options with Fronteer stock options.

Stock option transactions and the number of stock options outstanding are summarized as follows:

		Weighted Average
	Shares	Exercise Price
Balance, December 31, 2008 and March 31, 2009	41,600	$9.62

Options exercisable at March 31, 2009 totaled 41,600 (December 31, 2008 – 41,600).

At March 31, 2009, under the Acquisition Stock Option Plan the Company had stock options issued and outstanding, and exercisable as follows:

	Number of	Weighted average	Weighted
	options	remaining	Average Exercise
Price	outstanding	contractual life	Price
$
$9.62	41,600	3.73 years	9.62

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)

For the three months ended March 31, 2009 and 2008 (unaudited)

8.	SHARE CAPITAL (continued)

Aurora Energy Resources Inc. – Stock Option Plan:

Effective April 21, 2009, the Company assumed the Aurora Stock Option Plan, however no further issuances of stock options will occur. Stock options outstanding at the date of acquisition will continue to vest under the original grant date terms. Stock options outstanding under the Aurora Stock Option Plan are exercisable into common shares of Fronteer based on the conversion ratio of 0.825 of a Fronteer common share for each Aurora stock option exercised.

The summary below presents all stock option transactions and options outstanding after factoring in the conversion ratio for the Aurora Stock Option Plan:

		Weighted Average
	Shares	Exercise Price
Balance, December 31, 2008	-	-
Outstanding as of acquisition of Aurora on March 2, 2009	5,114,451	7.59
Options forfeited	(13,751)	10.75
Balance, March 31, 2009	5,100,700	7.58

Options exercisable at March 31, 2009 totaled 3,511,469.

At March 31, 2009, under the Aurora Stock Option Plan after factoring in the conversion ratio the table below presents stock options issued and outstanding and exercisable:

	Number of	Weighted	Weighted	Number of	Weighted average
	options	average	average	options	exercise
	outstanding	remaining	exercise	exercisable	price of options
Range of prices		contractual life	price		exercisable
		(in years)	$		$
$1.00 to $1.99	57,750	4.59	1.73	4,125	2.36
$2.00 to $2.99	1,800,150	4.60	2.78	359,422	2.73
$4.00 to $4.99	1,368,951	1.89	4.36	1,363,451	4.36
$6.00 to $6.99	82,500	2.34	6.16	82,500	6.16
$7.00 to $7.99	41,250	2.38	7.45	41,250	7.45
$9.00 to $9.99	206,250	2.40	9.19	206,250	9.19
$10.00 to $10.99	27,499	4.38	10.75	27,499	10.75
$11.00 to $11.99	303,600	2.51	11.10	303,600	11.10
$14.00 to $14.99	41,250	2.59	14.55	41,250	14.55
$16.00 to $16.99	297,000	2.97	16.16	266,750	16.13
$17.00 to $17.99	610,500	2.96	17.42	605,000	17.42
$18.00 to $18.99	94,875	3.09	18.82	63,249	18.82
$19.00 to $19.99	148,500	3.00	19.79	133,374	19.78
$21.00 to $21.99	20,625	3.10	21.85	13,749	21.85
	5,100,700	3.22	7.58	3,511,469	9.37

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)

For the three months ended March 31, 2009 and 2008 (unaudited)

8.	SHARE CAPITAL (continued)

Stock-based compensation:

For the period ended March 31, 2009, the Company recorded compensation cost on the grant of stock options to employees and non-employees. For the purposes of estimating the fair value of options using the Black-Scholes option pricing model, certain assumptions are made such as expected dividend yield, volatility of the market price of the Company’s shares, risk-free interest rates and expected average life of the options.

The fair value of options granted during the three months ended March 31, 2009 ranged from $1.63 to $1.99 per option. The fair value of each option granted was determined using the Black-Scholes option pricing model and used the following range of assumptions:

	March 31,	December 31,
	2009	2008
Risk free interest rate	1.43% to 1.74%	2.94% to 3.74%
Expected life	3.70 to 4.80 years	3.38 to 3.49 years
Expected volatility	78.9% to 81.6%	73.9% to 75.4%
Expected dividend yield	0.0%	0.0%

For the period ended March 31, 2009, the Company has capitalized a total of $473,751 (2008 - $797,429) of stock-based compensation expense to exploration properties and deferred exploration expenditures and charged to the Statement of Operations a total of $2,429,643 (2008 - $4,063,294) of stock-based compensation expense.

9.	COMMITMENTS

The Company has entered into operating leases for premises and office equipment. Total minimum operating lease commitments, total approximately $4,810,770. Minimum rental commitments for the following years are as follows:

Year	Amount
$
2009	948,917
2010	1,005,033
2011	733,520
2012	557,026
2013	380,753
Subsequent to 2013	1,185,521
4,810,770

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)

For the three months ended March 31, 2009 and 2008 (unaudited)

9.	COMMITMENTS (continued)

The company is also responsible for its share of property taxes and operating costs on office premises leases.

In addition, the Company has obligations on its mineral property interests should the Company wish to continue having a right to the mineral interest of a property. Most of these are not firm commitments, with such obligations being eliminated should the Company choose to no longer invest funds exploring the property. Property lease commitments for the following years are as follows:

Year	Amount
$
2009	243,769
2010	250,017
2011	269,430
2012	281,926
2013	178,722
Subsequent to 2013	1,291,005
2,514,869

10.	RELATED PARTY TRANSACTIONS

From January 1, 2009 to March 2, 2009, the Company invoiced Aurora $52,465 for its share of office costs, employee wages and benefits. At March 31, 2009, all intercompany balances have been eliminated upon consolidation.

11.	SEGMENTED INFORMATION

Geographical segmented information:

The Company has four geographical segments: Canada, United States, Mexico and Turkey. The total assets attributable to the geographical locations relate primarily to its equity-accounted investment in Aurora, exploration properties and deferred exploration expenditures and have been disclosed in Notes 6 and 7. The net loss relating to the operations in Canada, United States, Mexico and Turkey totaled $3,335,521, $1,956,335, $77,141 and $82,600 respectively for the three months ended March 31, 2009.

12.	SUBSEQUENT EVENTS

a) On April 21, 2009, the Company announced that it had acquired all of the remaining common shares of Aurora pursuant to a going private transaction involving the amalgamation (the “Amalgamation”) of Aurora and a direct wholly-owned subsidiary of Fronteer. The Amalgamation was approved and adopted at a special meeting of Aurora shareholders held on April 21, 2009. Shareholders of Aurora (other than Fronteer) received one Class A redeemable preferred share of the amalgamated company for each Aurora common share held, and following the Amalgamation each outstanding Class A redeemable preferred share was automatically redeemed for 0.825 of a Fronteer common share (subject to adjustment for fractional shares), which is the same consideration per Aurora common share that shareholders received under Fronteer’s prior take-over bid for all of the common shares of Aurora.

b) Subsequent to March 31, 2009, 50,000 stock options were exercised for total proceeds of $50,000 to the Company. Also 23,375 options were cancelled under the Aurora stock option plan.

FRONTEER DEVELOPMENT GROUP INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)

For the three months ended March 31, 2009 and 2008 (unaudited)

12.	SUBSEQUENT EVENTS (continued)

c) Subsequent to quarter end, the Company negotiated the purchase of a total of 11,800 acres of surface rights and 1,657 acre feet per year of high quality water rights, near the city of West Wendover, for US$4,262,000. The purchase is subject to a 60 day due diligence and closing period. The Company will be approaching its joint venture partner to share in the cost of the purchase, should it be concluded.

d) Subsequent to quarter-end, the Company granted to an independent third party, an option to acquire an undivided 100% interest in its Dos Cabezas property. The option shall be exercised by the optionee over a period of three years by making cash payments to the Company totaling US$400,000. The Company retains a 2% NSR on the commercial production which can be reduced to 1% for a cash payment of US$500,000.

e) Subsequent to quarter end, the Company sold the Aydin project in Turkey for approximately $60,000.

CORPORATE INFORMATION

Corporate Head Office - Vancouver		Directors
1650 – 1055 West Hastings Street		Oliver Lennox-King, Chairman
Vancouver, British Columbia		Mark O’Dea
Canada V6E 2E9		George Bell
Scott Hand
Phone: 604-632-4677		Lyle Hepburn
Fax: 604-632-4678		Donald McInnes
Website: www.fronteergroup.com		Jo Mark Zurel
Email: info@fronteergroup.com

Information Office - Toronto		Officers and Management
80 Richmond St. West, 12th Floor		Mark O’Dea, President & Chief Executive Officer
Toronto, Ontario		Troy Fierro, Chief Operating Officer
Canada		Sean Tetzlaff, Chief Financial Officer & Corporate Secretary
Phone: 416-362-5556		Ian Cunningham Dunlop, Vice President, Exploration
Fax: 416-362-3331		Jim Lincoln, Vice President, Operations
Chris Lee, Chief Geoscientist
Exploration Office - US
230 S. Rock Blvd, Suite 30		Registrar and Transfer Agents
Reno, Nevada		Equity Transfer and Trust Company
89502-2389		400 – 200 University Avenue
USA		Toronto, Ontario, M5H 4H1
Canada
Legal Counsel
Cassels Brock & Blackwell		Registrar and Transfer Company
2100 Scotia Plaza		10 Commerce Drive, PO Box 1727
40 King Street West		Cranford, NJ, 07016
Toronto, Ontario M5H 3C2		USA

Auditors
PricewaterhouseCoopers LLP, Chartered Accountants
700 – 250 Howe Street
Vancouver, British Columbia, V6C 3S7

Shares Quoted
Toronto Stock Exchange:	FRG
NYSE Alternext-US	FRG